

May 15, 2025

Michael Seifert
Chief Executive Officer
PSQ Holdings, Inc.
313 Datura Street, Suite 200
West Palm Beach, FL 33401

> **Re: PSQ Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 9, 2025**
> **File No. 333-287154**

Dear Michael Seifert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jonathan H. Talcott